Exhibit 99.1

Sequans Communications Announces Third Quarter 2013 Financial Results

PARIS--(BUSINESS WIRE)--October 24, 2013--4G chipmaker Sequans Communications S.A. (NYSE:SQNS) today announced financial results for the third quarter ended September 30, 2013.

Third Quarter 2013 Highlights:

Revenue: Revenue of $4.1 million increased 73% compared to the second quarter of 2013, reflecting an increase in product revenues, partially offset by decreased license and other revenue. Revenue decreased 49% compared to the third quarter of 2012, due to lower sales of WiMAX products, following changes in the WiMAX market in the United States beginning in the second half of 2011.

Gross margin: Gross margin was 25.1% compared to gross margin of 41.1% in the second quarter of 2013 and 48.0% in the third quarter of 2012, due to revenue mix that includes sales of EZLinkLTE™ modules, used to seed the single-mode LTE device market in its initial phase.

Operating loss: Operating loss was $8.8 million compared to an operating loss of $9.2 million in the second quarter of 2013 and an operating loss of $6.0 million in the third quarter of 2012.

Net loss: Net loss was $8.8 million, or ($0.20) per diluted share/ADS, compared to a net loss of $9.1 million, or ($0.20) per diluted share/ADS in the second quarter of 2013 and a net loss of $5.8 million, or ($0.17) per diluted share/ADS in the third quarter of 2012.

Non-IFRS Net loss: Excluding stock-based compensation, non-IFRS net loss was $8.3 million, or ($0.19) per diluted share/ADS, compared to a non-IFRS net loss of $8.6 million, or ($0.19) per diluted share/ADS in the second quarter of 2013, and a non-IFRS net loss of $5.0 million, or ($0.14) per diluted share/ADS, in the third quarter of 2012.

In millions of US$ except percentages,	Key Metrics
shares and per share amounts	Q3 2013	%*	Q2 2013	%*	Q3 2012	%*
Revenue	$4.1		$2.3		$8.0
Gross profit	1.0	25.1%	1.0	41.1%	3.8	48.0%
Operating loss	(8.8)	(215.5%)	(9.2)	(392.7%)	(6.0)	(74.7%)
Net loss	(8.8)	(215.4%)	(9.1)	(387.3%)	(5.8)	(72.2%)
Diluted EPS	($0.20)		($0.20)		($0.17)
Weighted average number of diluted shares/ADS	44,683,839		44,683,839		34,683,839
Cash flow used in operations	(9.5)		(8.1)		(3.3)
Cash and cash equivalents at quarter-end	15.0		24.9		36.4

Additional information:
Stock-based compensation included in operating result	0.4		0.5		0.7
Non-IFRS diluted EPS (excludes stock-based compensation)	($0.19)		($0.19)		($0.14)
* Percentage of revenue

“The sequential increase in product revenue during Q3 reflected initial sales for North America for single-mode LTE applications,” said Georges Karam, Sequans CEO. “As expected, we also began shipping chips for data devices in the Japanese market, as well as additional chips for carriers migrating to LTE in emerging markets. The breadth of the interest in our LTE-only solutions continues to expand, and new design wins during Q3 further bolster our confidence that shipments will accelerate next year. We are particularly pleased with the progress we are making with our EZLinkLTE module strategy, enabling tablets, notebooks, consumer electronics and machine-to-machine applications. The availability of this comprehensive pre-certified solution is accelerating time to market for a wide range of new devices.”

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the fourth quarter of 2013 to be in the range of $4.5 to $5.5 million, with non-IFRS gross margin of around 40%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.15) and ($0.17) for the fourth quarter of 2013, based on approximately 44.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes primarily the impact of stock-based compensation. Sequans expects that its cash position at December 31, 2013 will be at a similar level to cash at September 30, 2013, based on this outlook for the fourth quarter and the expected cash-in from receipt of French research tax credits.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the third quarter of 2013 today, October 24, 2013 at 8:00 a.m. EDT/14:00 CEST. To participate in the live call, analysts and investors should dial 800-230-1074 (or +1 612-288-0329 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until November 24, 2013, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 304419.

Forward-Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) our inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins or for design wins to result in shipments of our products at levels and in the timeframes we currently expect, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges relating to stock-based compensation. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications S.A. (NYSE:SQNS) is a 4G chipmaker, supplying LTE and WiMAX chips to original equipment manufacturers and original design manufacturers worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are operating in 4G networks of leading mobile operators around the world. Sequans is based in Paris, France with additional offices in the United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. Visit Sequans online at www.sequans.com; www.facebook.com/sequans; www.twitter.com/sequans.

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2013	2013	2012

Revenue:
Product revenue	3,842	1,799	7,452
Other revenue	227	548	530
Total revenue	4,069	2,347	7,982
Cost of revenue
Cost of product revenue	3,026	1,332	4,104
Cost of other revenue	21	51	44
Total cost of revenue	3,047	1,383	4,148
Gross profit	1,022	964	3,834
Operating expenses:
Research and development	7,339	7,248	6,455
Sales and marketing	1,101	1,135	1,470
General and administrative	1,350	1,798	1,871
Total operating expenses	9,790	10,181	9,796
Operating loss	(8,768)	(9,217)	(5,962)
Financial income (expense):
Interest income, net	3	10	22
Foreign exchange gain (loss)	52	167	249
Loss before income taxes	(8,713)	(9,040)	(5,691)
Income tax expense	53	51	73
Loss	(8,766)	(9,091)	(5,764)
Attributable to:
Shareholders of the parent	(8,766)	(9,091)	(5,764)
Minority interests	-	-	-
Basic loss per share	($0.20)	($0.20)	($0.17)
Diluted loss per share	($0.20)	($0.20)	($0.17)
Weighted average number of shares used for computing:
— Basic	44,683,839	44,683,839	34,683,839
— Diluted	44,683,839	44,683,839	34,683,839

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine months ended Sept 30,
(in thousands of US$, except share and per share amounts)	2013	2012

Revenue:
Product revenue	6,737	16,756
Other revenue	1,981	2,368
Total revenue	8,718	19,124
Cost of revenue
Cost of product revenue	5,620	8,988
Cost of other revenue	392	132
Total cost of revenue	6,012	9,120
Gross profit	2,706	10,004
Operating expenses:
Research and development	21,101	21,137
Sales and marketing	3,375	5,709
General and administrative	5,469	6,091
Total operating expenses	29,945	32,937
Operating loss	(27,239)	(22,933)
Financial income (expense):
Interest income, net	32	99
Foreign exchange gain (loss)	87	(113)
Loss before income taxes	(27,120)	(22,947)
Income tax expense (benefit)	141	164
Loss	(27,261)	(23,111)
Attributable to:
Shareholders of the parent	(27,261)	(23,111)
Minority interests	-	-
Basic loss per share	($0.64)	($0.67)
Diluted loss per share	($0.64)	($0.67)
Weighted average number of shares used for computing:
— Basic	42,779,077	34,677,746
— Diluted	42,779,077	34,677,746

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At Sept 30,	At December 31,
(in thousands of US$)	2013	2012

ASSETS
Non-current assets
Property, plant and equipment	7,906	9,187
Intangible assets	4,275	4,184
Other receivables	468	458
Available for sale assets	1,076	931
Research tax credit receivable	4,199	4,103
Total non-current assets	17,924	18,863
Current assets
Inventories	7,364	7,443
Trade receivables	5,513	5,529
Prepaid expenses and other receivables	3,119	3,074
Recoverable value added tax	372	415
Research tax credit receivable	6,808	4,327
Cash and cash equivalents	14,951	28,751
Total current assets	38,127	49,539
Total assets	56,051	68,402

EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 44,683,839 shares authorized, issued and outstanding at September 30, 2013 (34,683,839 at December 31, 2012)	1,176	912
Share premium	142,588	129,309
Other capital reserves	14,033	12,556
Accumulated deficit	(114,976)	(87,715)
Other components of equity	(40)	409
Total equity	42,781	55,471
Non-current liabilities
Government grant advances and interest-free loans	83	287
Finance lease obligations	300	236
Provisions	452	369
Deferred tax liabilities	85	85
Total non-current liabilities	920	977
Current liabilities
Trade payables	6,763	6,038
Government grant advances and interest-free loans	150	515
Finance lease obligations	253	129
Other current liabilities	4,435	4,133
Deferred revenue	345	609
Provisions	404	530
Total current liabilities	12,350	11,954
Total equity and liabilities	56,051	68,402

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine months ended Sept 30,
(in thousands of US$)	2013	2012

Operating activities
Loss before income taxes	(27,120)	(22,947)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Amortization and impairment of property, plant and equipment	3,124	3,450
Amortization and impairment of intangible assets	1,395	1,335
Share-based payment expense	1,477	2,966
Increase (decrease) in provisions	(43)	84
Financial income	(32)	(99)
Foreign exchange loss (gain)	21	(46)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	(215)	4,856
Decrease (Increase) in inventories	79	3,271
Decrease (Increase) in research tax credit receivable	(2,577)	(3,002)
Increase (Decrease) in trade payables and other liabilities	651	(5,420)
Increase (Decrease) in deferred revenue	(264)	(33)
Increase (Decrease) in government grant advances	(340)	(385)
Income tax paid	(214)	(89)
Net cash flow used in operating activities	(24,058)	(16,059)

Investing activities
Purchase of intangible assets and property, plant and equipment	(2,996)	(4,696)
Purchase of financial assets	(155)	(159)
Net cash flow used in investments activities	(3,151)	(4,855)

Financing activities
Public offering proceeds, net of costs	13,543	-
Proceeds from exercise of stock options and founders' warrants	-	26
Proceeds from borrowings and finance lease liabilities	-	-
Repayment of borrowings and finance lease liabilities	(169)	(8)
Interest received (paid)	32	99
Net cash flows from financing activities	13,406	117

Net increase (decrease) in cash and cash equivalents	(13,803)	(20,797)
Net foreign exchange difference	3	7
Cash and cash equivalent at January 1	28,751	57,220
Cash and cash equivalents at end of the period	14,951	36,430

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	June 30,	Sept 30,
	2013	2013	2012
Net IFRS loss as reported	(8,766)	(9,091)	(5,764)
Add back
Stock-based compensation expense according to IFRS 2	427	488	744
Non-IFRS loss adjusted	(8,339)	(8,603)	(5,020)

IFRS basic loss per share as reported	($0.20)	($0.20)	($0.17)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.02
Non-IFRS basic loss per share	($0.19)	($0.19)	($0.14)
IFRS diluted loss per share	($0.20)	($0.20)	($0.17)
Add back
Stock-based compensation expense according to IFRS 2	$0.01	$0.01	$0.03
Non-IFRS diluted loss per share	($0.19)	($0.19)	($0.14)

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Nine months ended
(in thousands of US$, except share and per share amounts)	Sept 30,	Sept 30,
	2013	2012
Net IFRS loss as reported	(27,261)	(23,111)
Add back
Stock-based compensation expense according to IFRS 2	1,477	2,967
Non-IFRS loss adjusted	(25,784)	(20,144)

IFRS basic loss per share as reported	($0.64)	($0.67)
Add back
Stock-based compensation expense according to IFRS 2	$0.03	$0.09
Non-IFRS basic loss per share	($0.60)	($0.58)
IFRS diluted loss per share	($0.64)	($0.67)
Add back
Stock-based compensation expense according to IFRS 2	$0.04	$0.09
Non-IFRS diluted loss per share	($0.60)	($0.58)

CONTACT:
Sequans Communications S.A.
Media Relations:
Kimberly Tassin, +1-425-736-0569
Kimberly@sequans.com
or
Investor Relations:
Claudia Gatlin, +1-212-830-9080
Claudia@sequans.com